HOWARD J. KERN, PC

579 ERSKINE DRIVE

PACIFIC PALISADES, CA  90272

(310) 857-6342 (OFFICE)

(310) 882-6545 (FACSIMILE)

kernh@verizon.net

VIA EDGAR

March 14, 2013

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re:

Heatwurx, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 11, 2013

File No. 333-184948

Dear Ms. Ravitz:

On behalf of our client, Heatwurx, Inc., a Delaware corporation (the “ Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Registration Statement on Form S-1 relating to the issuance by the Company of 1.5 million Units, each Unit consisting of one share of Common Stock and ½ Common Stock Purchase Warrant.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “ Staff”) contained in the comment letter from the Commission dated January 25, 2013, relating to the Amendment No. 1 to the Registration Statement, which was filed with the Commission on January 11, 2013.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.  When indicated, the responses described below are contained in Amendment No. 2.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 2.

Fee Table

1.

We note your revised fee table in response to prior comment 1. Please further revise to reflect each security comprising the units separately in the table.

We have made the referenced change to the table.  We have added a reference to the 862,500 warrants that are being offered by the Company.

Prospectus Cover Page

2.

With a view toward clarified disclosure, please tell us the status of your application to list your shares and warrants on the NYSE MKT exchange. In particular, tell us whether you plan to move forward with your offerings prior to obtaining a listing on the NYSE MKT.

We are not going forward with a listing on the NYSE MKT exchange.  We have submitted an application to the NASDAQ.  We do not intend to move forward with the offering until we receive listing privileges on the NASDAQ.

3.

We note your responses to prior comments 4 and 32 and the revised disclosure on the cover page of the selling stockholders prospectus that the selling stockholders may not sell any of their common stock until the underwriters have completed the primary offering “excluding the overallotment portion.” Please clarify whether the selling stockholders offering can commence prior to the completion of the primary offering in the event the underwriters choose to exercise the overallotment option. If it may commence before the overallotment shares are sold, please revise to disclose how the price of the overallotment shares differs from the price of the shares being offered by the selling stockholders and include appropriate risk factor disclosure. Otherwise, please revise to state that the secondary offering will not begin until the primary offering has been completed.

The selling stockholders may not sell their securities until the entire primary offering has been completed.  We have made the change in the document.

Revenue, page 22

4.

We see the revisions made in response to prior comment 12. To the extent that it impacted revenues, please further revise to also discuss any changes in the volume or price of units sold during the periods presented. Refer to Item 303(a)(3) of Regulation S-K.

We have updated the document accordingly.

Executive Compensation, page 34

5.

Please update your disclosure pursuant to Item 402 of Regulation S-K for the last completed fiscal year ended December 31, 2012.

We have provided the information for the fiscal year ended December 31, 2012.  We also updated the directors’ compensation to December 31, 2012.

Underwriting, page 44

6.

We note your response to prior comment 21. Given his participation in the distribution of your shares in a public offering, please provide us with a detailed analysis as to whether Mr. Giles should be identified as an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the shares that he will sell to you in connection with the overallotment option.

Mr. Giles is not selling directly to the public.  He is selling his shares to the Company in the event the Underwriter exercises its overallotment option.  New shares of common stock will be issued to the new stockholders.  The Company will pay Mr. Giles for his shares out of the proceeds from the sale of the over-allotment shares.  The outstanding shares shall remain the same.  Mr. Giles shares will be cancelled by the Company.  The Company will not receive any benefit from the sale of Mr. Giles shares.  The fee table reflects the terms of this transaction.

Note 4. Acquisition, page F-11

7.

Please refer to prior comment 26. We reference the statement on page 39 that as of the date of the asset purchase agreement, Mr. Giles owned 50% of the company and also owned the acquired technology. Please tell us how you considered that the two entities were under common control and the assets should be transferred at historical cost under FASB ASC 805-50-30.

We relied upon the guidance in FASB ASC 805  and EITF 02-5 with respect to the definition of entities under common control.  Based upon our review of the guidance, possession of a majority voting interest is the most common way to demonstrate control.   Prior to the acquisition described in our S-1 Registration Statement, and for all relevant time periods, Mr. Giles owned 100% of the entity which held the acquired technology.  As of April 4, 2011, Mr. Giles became a 50% shareholder in HeatwurxAQ, Inc. (the original name of the Company), an entity which was created by two former Heatwurx officers and Mr. Giles.    Immediately prior to the acquisition, four entities unaffiliated with Mr. Giles collectively entered into an agreement to invest $500,000 into the Company in exchange for 60% of the outstanding stock of the Company and lent $1,5000,000  to the Company through the issuance of senior secured promissory notes (the “ Series A Agreement”).  As the unaffiliated Series A investors had to approve the acquisition agreement with Mr. Giles as a condition to closing on the Series A Agreement, Mr. Giles’ effective interest was reduced to 20% at the time of the Series A Agreement.  Once the Series A investors approved the acquisition agreement, Heatwurx purchased the acquired technology from Mr. Giles.

Based on the fact that Mr. Giles ownership interest was never above 50% in the Company, there were no other factors that gave Mr. Giles effective control of the Company and the fact that the asset purchase agreement described in the S-1 Registration Statement had to be approved by the unaffiliated, Series A shareholders prior to closing, we do not believe that Mr. Giles had common control of both the entity which previously held the acquired technology and the Company as of the date of the asset purchase agreement.

Selling Stockholders Prospectus Cover Page, page SS-2

8.

We note your response to prior comments 4 and 29 and your revised disclosure that you “have assumed” that the selling shareholders will sell their stock at $5.15 per share. Please note that given the lack of an established trading market for your shares, the offering price must be fixed and disclosed as such; it is not appropriate to assume what the price will be. Refer to Item 501(b)(3) of Regulation S-K and Schedule A, paragraph 16 of the Securities Act of 1933. While we have no objection if you disclose that the shares being offered by the selling stockholders will be sold at the disclosed fixed price until your shares are listed on the NYSE MKT and thereafter at prevailing market prices or privately negotiated prices, the offering price must be fixed until that time. Please revise your disclosure accordingly.

We have noted your comment and reviewed the referenced sections.  Given that the selling stockholders cannot sell their stock until the primary offering is completed, we have stated that the price is $5.15 per share based on the Company’s offering price, but will be sold based upon prevailing market prices or privately negotiated prices.

Please note that we have updated the financial statements and are filing audited financials for 2012.  We are not seeking acceleration of the effective date of the Registration Statement at this time.

If you have any questions or comments concerning these responses, please do not hesitate to call Howard Kern at 310-857-6342 or Allen Dodge at 303-532-1641, ext. 59.

Regards,

Howard J. Kern

Cc:

Stephen Garland

Allen Dodge

Joseph McCann

Mary Beth Breslin